SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 4 May, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- ----------------

Exhibit 1.1	Transaction in Own Shares dated 2 April 2012
Exhibit 1.2	Director/PDMR Shareholding dated 2 April 2012
Exhibit 1.3	Transaction in Own Shares dated 3 April 2012
Exhibit 1.4	Transaction in Own Shares dated 4 April 2012
Exhibit 1.5	Director Declaration dated 4 April 2012
Exhibit 1.6	Director/PDMR Shareholding dated 5 April 2012
Exhibit 1.7	Transaction in Own Shares dated 10 April 2012
Exhibit 1.8	Director/PDMR Shareholding dated 10 April 2012
Exhibit 1.9	Transaction in Own Shares dated 13 April 2012
Exhibit 2.0	Director/PDMR Shareholding dated 16 April 2012
Exhibit 2.1	Items of Special Business & Retirement of Director dated 16 April 2012
Exhibit 2.2	Transaction in Own Shares dated 23 April 2012
Exhibit 2.3	Total Voting Rights dated 30 April 2012
Exhibit 2.4	Transaction in Own Shares dated 30 April 2012
Exhibit 2.5	Director Declaration dated 4 May 2012

Exhibit 1.1

BP PLC – Transaction in Own Shares
BP PLC – 2 April 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 2 April 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                 2 April 2012
Number of ordinary shares transferred:         3,477
Highest transfer price per share:                     £5.00
Lowest transfer price per share:                      £3.68

Following the above transfer, BP p.l.c. holds 1,835,228,316 ordinary shares in treasury, and has 18,980,150,683 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.2

BP PLC – Director/PDMR Shareholding
BP PLC – 2 April 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

On 30 March 2012 BP p.l.c. was advised by Equiniti that on 30 March 2012 the following individuals acquired the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their name at a Reference share price of $7.746 per share, through the BP Scrip Dividend Programme.

		Ordinary Shares
Dr M.C Daly	Senior executive (a person discharging managerial responsibility)	61
Mr B. Looney	Senior executive (a person discharging managerial responsibility)	44
Mrs C. F. Shorten Conn	Connected person of Mr I. C. Conn, a Director of BP p.l.c.	335

BP p.l.c. was advised on 2 April 2012 by Fidelity Stock Plan Services LLC, that on 30 March 2012 the following senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the number of BP Restricted Share Units shown opposite their name at a Reference share price US$47.223 per ADS (ISIN number US0556221044), as a result of participation in the Scrip Dividend Programme. 1 ADS is equivalent to 6 Ordinary shares.

	Deferred Annual Bonus Plan	Executive Performance Plan	Restricted Share Plan	Long Term Performance Plan
Mr M. Bly	166.616	248.277	210.705	124.705
Mr R. Fryar	133.711	248.277	435.065	N/A
Mr A. Hopwood	156.970	303.784	435.065	N/A
Mr H. L. McKay	359.569	248.277	790.976	N/A

BP p.l.c. was also notified on 30 March 2012 by SEB Sweden that on 19 December 2011 Mr Carl-Henric Svanberg, a Director of BP p.l.c., acquired  9,008 BP ordinary shares (ISIN number GB0007980591) at a Reference share price of $7.257 per share and on 30 March 2012 he acquired 9,739 BP ordinary shares (ISIN number GB0007980591) at a Reference share price of $7.746 per share, both through the BP Scrip Dividend Programme.

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.3

BP PLC – Transaction in Own Shares
BP PLC – 3 April 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 3 April 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                3 April 2012
Number of ordinary shares transferred:        536,196
Transfer price per share:                                  £4.625

Following the above transfer, BP p.l.c. holds 1,834,692,120 ordinary shares in treasury, and has 18,980,686,879 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.4

BP PLC – Transaction in Own Shares
BP PLC – 4 April 2012

BP p.l.c.
Transaction in own shares

The Transaction in own shares announcement released on 26 March 2012 under RNS 0912A showed an incorrect highest transfer price per share. The corrected announcement is shown below.

BP p.l.c. announces that on 26 March 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                  26 March 2012
Number of ordinary shares transferred:          5,993
Highest transfer price per share:                      £4.87
Lowest transfer price per share:                       £4.20

Following the above transfer, BP p.l.c. holds 1,835,231,793 ordinary shares in treasury, and has 18,980,137,306 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhihit 1.5

BP PLC – Director Declaration
BP PLC – 4 April 2012

BP p.l.c.
Notification of changes of Director's details

BP p.l.c. announces that Carl-Henric Svanberg, Non-Executive Director and Chairman of BP p.l.c. has advised that at the Annual General Meeting of AB Volvo held on 4 April 2012 he was elected as Board Chairman and a member of the Board of AB Volvo.

This notice is given in fulfilment of the obligation under paragraph 9.6.14R (2) of the Listing Rules.

Exhibit 1.6

BP PLC – Director/PDMR Shareholding
BP PLC – 5 April 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

On 4 April 2012 BP p.l.c. was informed by Computershare Plan Managers that on 30 March 2012 the following Director and senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their name at a Reference share price of $7.746 per share, through the
BP Scrip Dividend Programme.

Scrip dividend on Ordinary shares
Mr I. C. Conn	2158
Mr R. Bondy	3247
Dr M. C. Daly	2968
Mr A. Hopwood	988
Mr B. Looney	583
Mr D. Sanyal	2240
Dr H. Schuster	485

BP p.l.c. was advised that on 30 March 2012 the following Directors and senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired the number of BP Ordinary shares shown opposite their name at a Reference share price of $7.746 per share, through the
BP Scrip Dividend Programme.

	ShareMatch UK	ShareMatch UK (Overseas)	Global ShareMatch
Mr I. C. Conn	60	N/A	N/A
Mr R. Bondy	33	N/A	N/A
Dr M. C. Daly	N/A	62	N/A
Dr B. Gilvary	51	N/A	N/A
Mr B. Looney	41	N/A	N/A
Mr D. Sanyal	81	9	N/A
Dr H. Schuster	N/A	N/A	13

BP p.l.c. was further advised that on 30 March 2012 the following Director and senior executives (all persons discharging managerial responsibility) in BP p.l.c. acquired the number of BP Restricted Share Units shown opposite their name at a Reference share price of $7.746 per share, through the
BP Scrip Dividend Programme
.

	Deferred Annual Bonus Plan	Executive Performance Plan	Restricted Share Plan
Mr R. Bondy	2486	1530	5200
Dr M. C. Daly	1133	1275	N/A
Dr B. Gilvary	1505	1445	N/A
Mr B. Looney	709	1784	2600
Mr D. Sanyal	1274	1530	N/A
Dr H. Schuster	922	1427	N/A

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.7

BP PLC – Transaction in Own Shares
BP PLC – 10 April 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 10 April 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                10 April 2012
Number of ordinary shares transferred:         3,182
Highest transfer price per share:                    £5.00
Lowest transfer price per share:                     £3.68

Following the above transfer, BP p.l.c. holds 1,834,688,938 ordinary shares in treasury, and has 19,020,286,117 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.8

BP PLC – Director/PDMR Shareholding
BP PLC – 10 April 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons
BP p.l.c. was advised on 10 April 2012 by Computershare Plan Managers that on 10 April 2012 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.561 per share through participation in the BP ShareMatch UK Plan
:-

Director

Mr I.C. Conn                68 shares
Mr B. Gilvary                68 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                68 shares
Mr B. Looney               68 shares
Mr D. Sanyal               70 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.9

BP PLC – Transaction in Own Shares
BP PLC – 13 April 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 13 April 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                 13 April 2012
Number of ordinary shares transferred:          625,464
Transfer price per share:                                    £4.561

Following the above transfer, BP p.l.c. holds 1,834,063,474 ordinary shares in treasury, and has 19,020,911,581 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 2.0

BP PLC – Director/PDMR Shareholding
BP PLC – 16 April 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

On 13 April 2012 BP p.l.c. was advised by Equiniti that on 30 March 2012 the following senior executive (a person discharging managerial responsibility) acquired the number of BP ordinary shares (ISIN number GB0007980591) shown opposite his name at a reference share price of $7.746 per share, through the BP Scrip Dividend Programme.

Person Discharging Managerial Responsibilities

Mr D Sanyal                293

This notice is given in fulfilment of the obligation under DTR3.1.4R.

Exhibit 2.1

BP PLC – Items of Special Business & Retirement of Director
BP PLC – 16 April 2012

Items of Special Business and Retirement of a Director
BP p.l.c. 2012 Annual General Meeting

The following items of special business were passed at the BP p.l.c. Annual General Meeting held on 12 April 2012:

Resolution 19 - Share buyback
To authorize the Company generally and unconditionally to make market purchases (as defined in Section 693(4) of the Companies Act 2006) of Ordinary Shares with nominal value of $0.25 each in the Company, provided that:

a. the Company does not purchase under this authority more than 1.9 billion Ordinary Shares;

               b.         the Company does not pay less than $0.25 for each share; and

c.         the Company does not pay more for each share than 5% over the average of the middle market price of the Ordinary Shares for the five business days immediately preceding the date on which the Company agrees to buy the shares concerned, based on share prices and currency exchange rates published in the Daily Official List of the London Stock Exchange.

In executing this authority, the Company may purchase shares using any currency, including pounds sterling, US dollars, and euros.

This authority shall continue for the period ending on the date of the Annual General Meeting in 2013 or 12 July 2013, whichever is the earlier, provided that, if the Company has agreed before this date to purchase Ordinary Shares where these purchases will or may be executed after the authority terminates (either wholly or in part), the Company may complete such purchases.

Resolution 20 - Directors' authority to allot shares (Section 551)
To renew, for the period ending on the date of the Annual General Meeting in 2013 or 12 July 2013, whichever is the earlier, the authority and power conferred on the Directors by the Company's Articles of Association to allot relevant securities up to an aggregate nominal amount equal to the Section 551 amount of $3,163 million.

Resolution 21 - Directors' authority to allot shares (Section 561)
To renew, for the period ending on the date of the Annual General Meeting in 2013 or 12 July 2013, whichever is the earlier, the authority and power conferred on the Directors by the Company's Articles of Association to allot equity securities wholly for cash:

a. in connection with a rights issue;

b. otherwise than in connection with a rights issue up to an aggregate nominal amount equal to the Section 561 amount of $237 million.

Resolution 22 - Notice of general meetings
To authorize the calling of general meetings of the Company (not being an Annual General Meeting) by notice of at least 14 clear days.

This notice is given in fulfilment of the obligation under LR 9.6.18

Retirement of a Director
The Board of BP p.l.c. announces that Sir William Castell retired as a Non-Executive Director of the Company with effect from the conclusion of the Annual General Meeting held on 12 April 2012.

This notice is given in fulfillment of the obligation under LR 9.6.11(2)

Exhibit 2.2

BP PLC – Transaction in Own Shares
BP PLC – 23 April 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 23 April 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                 23 April 2012
Number of ordinary shares transferred:         5,699
Highest transfer price per share:                     £5.00
Lowest transfer price per share:                      £3.68

Following the above transfer, BP p.l.c. holds 1,834,057,775 ordinary shares in treasury, and has 19,020,931,080 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 2.3

BP PLC –Total Voting Rights
BP PLC – 30 April 2012

BP p.l.c.
Total voting rights and share capital
As at 30 April 2012, the issued share capital of BP p.l.c. comprised 19,020,931,080 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,834,057,775. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 19,026,013,580. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

Exhibit 2.4

BP PLC – Transaction in Own Shares
BP PLC – 30 April 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 30 April 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                 30 April 2012
Number of ordinary shares transferred:         3,287
Highest transfer price per share:                    £4.20
Lowest transfer price per share:                     £3.94

Following the above transfer, BP p.l.c. holds 1,834,054,488 ordinary shares in treasury, and has 19,020,934,367 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 2.5

BP PLC – Director Declaration
BP PLC – 4 May 2012

BP p.l.c.
Notification of changes of Director's details

BP p.l.c. announces that Carl-Henric Svanberg, Non-Executive Director and Chairman of BP p.l.c. has advised that he retired as a Non-Executive Director of Telefonaktiebolaget LM Ericsson at their Annual General Meeting held on 3 May 2012.

This notice is given in fulfilment of the obligation under paragraph 9.6.14R (2) of the Listing Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 8 May 2012
/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary